

THE NEED FOR STOCKHOLDER-DRIVEN CHANGE IN BLUCORA'S BOARDROOM

PREPARED BY ANCORA – MARCH 2021
www.ABetterBlucora.com

A BETTER
BLUCORA

PRESENTATION DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Ancora Catalyst Institutional, LP and its affiliates (collectively, "Ancora") and are based on publicly available information with respect to Blucora, Inc. ("Blucora" or the "Company"). Ancora recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ancora's conclusions. Ancora reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ancora disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ancora herein are based on assumptions that Ancora believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of Ancora currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Ancora from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ancora discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Ancora expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ancora. Although Ancora believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ancora will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Ancora has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

PRESENTATION CONTENTS

Executive Summary

The Case for Meaningful Change

Our Solution: The Ancora Slate

The Ancora Slate's Vision for a Better Blucora

EXECUTIVE SUMMARY

www.ABetterBlucora.com

ABOUT ANCORA

We have a track record of helping companies unlock long-term value

Firm Overview

- Ancora is an employee-owned asset management and financial services firm founded in 2003

- The firm is headquartered in Cleveland, Ohio and has approximately 85 employees

- The firm has approximately $7.8 billion in assets under management

- The Ancora fund complex includes a dedicated small cap activist strategy that focuses on identifying opportunities to create enduring value for companies and fellow stakeholders

- Jim Chadwick, Portfolio Manager and Head of Alternatives at Ancora, has more than two decades of constructive activism experience dating back to his tenure at Relational Investors

Notable Positions

- SPS Commerce, Inc. (NASDAQ: SPSC) – Ancora has helped create approximately $2.7 billion of value for stockholders since settlement agreement with the Company in March 2018; **stock price has increased 241%** since then

- Element Fleet Management Corporation (TSE: EFN) – Ancora has helped create approximately $4.4 billion of value for stockholders since settlement agreement with the Company in May 2018; **stock price has increased 203%** since then

- Bed Bath & Beyond (NASDAQ: BBBY) – Ancora has helped create approximately $1.8 billion of value for stockholders since initial engagement with the Company in March 2019; **stock price has increased 117%** since then

- Big Lots, Inc. (NYSE: BIG) – Ancora has helped create approximately $1.9 billion of value for stockholders since initial engagement agreement with the Company in March 2020; **stock price has increased 313%** since then

Source: Bloomberg. Data as of 12/31/20.

ABOUT BLUCORA

Blucora is a financial services company that consists of a wealth management division and a tax services division

Avantax (Wealth Management Business)

- Tax-centric broker-dealer created from multiple acquisitions
- Provides tax-focused wealth management solutions for registered financial advisors ("RIAs"), tax preparers, certified public accounting firms, and their clients
  - Purports to support advisors via training, product support tools, and proprietary "Tax-Smart Investing" platform
- Generates revenue primarily through securities and insurance commissions, quarterly fees based on advisory assets, product marketing agreements, and other agreements and fees
- Avantax's ~3,700 RIAs support nearly $83 billion of client assets

Blucora Financial Snapshot*

- Founded: 1996
- Headquartered: Dallas, Texas
- Share Price: $15.91
- Market Capitalization: $766.50 million
- Shares Outstanding: 47,978
- Cash on Hand: $150.1 million
- Net Operating Loss: $54.2 million

Data reflects financials and most recent 10-K filing for year ending December 31, 2020.

TaxAct (Tax Preparation Software Business)

- Provides do-it-yourself tax preparation solutions for consumers, small business owners and tax professionals
- Participates in a true oligopoly (TurboTax/H&R Block) as the #3 player with ~7-8% market share
  - Value player in its market, with a focus on empowering people to navigate the complexities of tax preparation
- Generates revenue primarily through its digital service at www.TaxAct.com and its mobile applications
- TaxAct powers ~3.1 million consumer e-files and ~2.1 million professional e-files



Total Stockholder Return ("TSR") Since Mr. Walters Became CEO is -30.28%*

*TSR runs through December 31, 2020.

Source: Company filings. Data as of 12/31/20.

ABOUT BLUCORA'S PEERS

Rather than rely on the aspirational and poorly-formed peer group that the Company uses for compensation purposes, we developed an objective peer group for our analyses

Peer Group in 2020 Proxy Statement

X   Alliance Bernstein Holding L.P. is a diversified financial institution with asset management, research, and wealth capabilities (with nearly $700 billion in wealth assets)

X   Artisan Partners Asset Management Inc. is a global asset manager with approximately $160 billion in assets under management

X   Benefitfocus, Inc. is a benefits management solutions provider

X   Eaton Vance Corp. is a global asset manager with approximately $475 billion in assets under management

✓   **Envestnet, Inc. is a global financial technology company that provides technology-oriented solutions to a global client base of financial and wealth advisors**

X   Federated Hermes, Inc. is a global asset manager with approximately $550 billion in assets under management

X   Glu Mobile, Inc. is an American developer and publisher of video games for mobile phones

X   Lendingclub Corp. is a peer-to-peer lending company

✓   **Virtus Investment Partners, Inc. is a multi-boutique asset manager with approximately $160 billion in assets under management**

✓   **Waddell & Reed Financial Inc. is an asset management and wealth advisory company**

X   WisdomTree Investments, Inc. is a provider of exchange-traded funds and products.

X   Zynga, Inc. is a social game developer that runs social video game services

Peer Group Assembled by Ancora

Wealth Management Peers

1. BrightSphere Investment Group, Inc. is a multi-boutique asset manager with over $140 billion assets under management

2. Envestnet, Inc. is a global financial technology company that provides technology-oriented solutions to a global client base of financial and wealth advisors

3. Focus Financial Partners, Inc. is a partnership of independent, fiduciary wealth management firms that serve individuals, families, employers, and institutions with wealth management, benefit and investment consulting services

4. Virtus Investment Partners, Inc. is a multi-boutique asset manager with approximately $160 billion in assets under management

5. Waddell & Reed Financial, Inc. is an asset management and wealth advisory company

6. LPL Financial Holdings, Inc. is a large independent broker-dealer with an expansive network of a qualified financial professionals

Tax Preparation Peers

6. H&R Block, Inc. is a consumer tax preparation services company with approximately 10,000 company-owned and franchise retail tax offices nationwide

7. Intuit Inc. is a global financial technology platform with a variety of consumer products such as TurboTax, QuickBooks, Credit Karma, and Mint

WE BELIEVE THE BOARD HAS PRESIDED OVER INDEFENSIBLE LONG-TERM RESULTS

Blucora's negative returns and sustained underperformance are unacceptable



Source: Bloomberg; Performance period ended 12/31/20.

STOCKHOLDERS ARE BEING PUNISHED BY A SUBSTANTIAL SUM-OF-THE-PARTS DISCOUNT

Blucora is currently trading at a severely depressed valuation multiple, which we believe is directly attributable to limited investor confidence

Sum-of-the-Parts Analysis

($ in mm, except per share)

	EBITDA 2021	Multiple		
TaxAct	$75.0	12.0x	13.0x	14.0x
Wealth Management	$80.0	10.0x	11.0x	12.0x
Corporate	($21.5)	11.0x	12.0x	13.0x
Total	$135.0	11.0x	12.0x	13.0x
EV		$1,480.0	$1,615.0	$1,750.0
Gain on sale impact		153.1	171.9	195.6
Net debt (cash)		404.2	404.2	404.2
NOL		(153.1)	(171.9)	(195.6)
Equity value		$1,075.8	$1,210.8	$1,345.8
Diluted shares		48.1	48.1	48.1
Pre corporate overhead SOTP value per share		**$26.94**	**$30.16**	**$33.38**
% to current		*59.5%*	*78.6%*	*97.6%*
Less: corporate overhead per share		*($4.57)*	*($4.99)*	*($5.40)*
Post corporate overhead SOTP value per share		**$22.36**	**$25.17**	**$27.98**
% to current		*32.4%*	*49.0%*	*65.6%*

Source: Company filings. Note: $21.5 million in corporate costs used in SOTP analysis represents the average over the 2015-2020 period.

WE CONTEND THE BOARD IS WED TO A FAILED, SIX-YEAR-OLD STRATEGY

The Board is trying to convince stockholders its corporate strategy and CEO are "new" when it has been pursuing evasive synergies for years

- Blucora has effectively operated two disparate businesses under one bloated corporate infrastructure since 2015

- In this hierarchical system, TaxAct and Avantax have their own respective management teams that report up to the c-suite at Blucora

- We find this structure duplicative, wasteful, and ineffective – particularly given the lack of relevant c-level financial services talent at the holding company level

- In a desperate attempt to thwart boardroom change, the Board is trying to convince stockholders that this is a new, strategic pivot

- **The reality is that the Board and Mr. Walters have supported this misguided corporate strategy – claiming synergies across both businesses – for years**

Blucora's 2019 Proxy Statement filed April 9, 2020

BLUCORA™
6333 North State Highway 161, 4th Floor
Irving, Texas 75038

To My Fellow Stockholders:

As I write this, our country is working through a turbulent time. An unprecedented pandemic has necessitated remote working, social distancing and other measures to ensure we're keeping ourselves, our families and our colleagues safe and healthy. I want to express my thanks to the entire Blucora team for their swift actions to help us manage the business through this time and I want to thank all of you for your patience as we sort out the "new normal."

These are not the circumstances under which I expected to write my first shareholder letter to you in my new role as President and CEO of Blucora. I've had the pleasure of being a part of Blucora since 2014, having served on the Board of Directors. I also had the opportunity to play a leadership role in overseeing our current strategy, including driving our tax-centric vision and championing our acquisitions of HD Vest and 1st Global. From my position on the Board, I've also had the benefit of gaining deep insights into the business, its successes, growth opportunities, challenges and how we've been able to position Blucora well for the future.

Sincerely,

Christopher W. Walters
President, Chief Executive Officer and Director

WE SEE A LACK OF SYNGERGIES BETWEEN AVANTAX & TAXACT

We fear the Board's lack of relevant experience and poor judgement has prevented it from recognizing the lack of synergies between the Company's two businesses



Avantax Wealth Management™

The Board's mismanagement of Avantax has resulted in alarming advisor attrition and apparent culture issues

- We believe the lack of wealth management experience across Blucora's Board and c-suite has contributed to the departures of high-performing advisors
- Mr. Walters previously stated that the primary synergy opportunity between the two businesses is converting TaxAct Pro users into Avantax advisors, which has never occurred
- Over the past year alone, there has been a net loss of more than 100 Avantax advisors

TaxAct

The Board has not run a credible, comprehensive review of the TaxAct business

- From 2015-2020, the Board stood behind a poorly-conceived $940 million acquisition spree in the wealth management space to build Avantax – and did so by levering Blucora's balance sheet nearly 6x and using significant free cash flow generated by TaxAct
- TaxAct cash flows were generated by price increases, which we believe undermined its low-cost value proposition relative to its competitors and ultimately led to evident stagnation
- We question whether Mr. Walters and the Board remain firmly committed to retaining TaxAct simply because they want to justify large corporate costs

Our analysis shows that neither business has experienced material growth while operating under Blucora's bloated and poorly-structured holding company model

WE SEE INSUFFICIENT EXPERIENCE ACROSS BLUCORA'S C-SUITE

In our view, the Board's poor succession planning has left Blucora with inexperienced leaders

Chris Walters
Chief Executive Officer



x   No hands-on wealth management or tax advisory experience

x   Irrelevant media and entertainment background is incompatible with a wealth and tax company

x   Previous experience with The Weather Company and Bloomberg Government is irrelevant

x   Longest-standing Board member, with negative returns over his more than six years as a director

x   During his tenure as Chief Executive Officer, Blucora's stock has yet again declined

x   Is spending meaningful stock-holder resources on external advisors to fight Ancora

Marc Mehlman
Chief Financial Officer



x   No prior c-level executive experience

x   No hands-on accounting experience

x   Not a CPA

x   Previous experience at Thomson Reuters, a media conglomerate, is irrelevant

x   Has overseen significant value destruction since joining the company last year

x   Failed to maximize the value of an asset by allowing ~$145 million Net Operating Loss benefits to expire in 2020

Source: Bloomberg; Performance period ended 12/31/20.

WE SEE AN INEXPERIENCED, UNQUALIFIED BOARD THAT BEARS RESPONSIBILITY

The directors Ancora is seeking to replace are underqualified and have presided over sobering value destruction, yet they are allowing the Company to spend a seven-figure sum to fight us

Steve Aldrich



Director since 2017

No prior public company board experience*

- x   As Chair of the Nominating and Governance Committee, Mr. Aldrich led an ineffective self-directed Board refresh

- x   Appointed directors with limited wealth management, RIA, and tax advisory experience

- x   Possesses no relevant financial services experience, evidenced by his most recent role at GoDaddy

Georganne Proctor



Director since 2017

Failed to maintain sound CEO succession plan

- x   As Chair of the Board, Ms. Proctor failed to properly oversee management's integration of HD Vest and acquisition of 1st Global, which led to a ~$271 million goodwill impairment charge

- x   Rewarded Mr. Walters with $8.1 million in compensation in 2020 amidst the COVID-19 pandemic and poor performance

- x   Has overseen a troubling amount of management turnover and poor succession planning during her tenure

John MacIlwaine



Director since 2018

No prior public company board experience*

- x   Since joining the Board, Mr. MacIlwaine's tenure has been defined by negative TSR and significant value erosion

- x   Digital technology and software background is not relevant

- x   Lacks capital allocation, strategic review, and client engagement expertise

Mary Zappone



Director since 2015

No prior public company board experience*

- x   Despite being Chair of the Audit committee, has no stated experience in the RIA, wealth management, and tax advisory industries

- x   Has overseen the massive goodwill impairment charge as Chair of the Audit committee

- x   Worked at scandal-plagued Tyco International (2004-2006) when the entity was involved in various lawsuits

*Prior to Blucora Board service.

THE BOARD HAS FOSTERED TERRIBLE CORPORATE GOVERNANCE

Before and after Blucora's failed self-directed Board refresh, the Company's governance, management oversight, and executive succession planning have been dismal

Authorizing Excessive Leadership Compensation	**Filling the C-Suite with Unqualified Individuals**	**Initiating Duplicitous Bylaw Amendments**
Misallocating Capital on Overpriced Acquisitions	**Manipulating the Director Election Process**	**Rashly Appointing a Fellow Director as CEO**

THE BOARD HAS AWARDED MR. WALTERS EXCESSIVE COMPENSATION

Why did the Board authorize 2020 compensation for Mr. Walters that far exceeded the vast majority of his peers?

Company	Current Market Cap	Compensation for Chief Executive*	Stockholder Return Under Chief Executive**
Blucora	~$780 Million	$8,157,442	(29%)
Wealth Peers			
BrightSphere Investment Group, Inc.	~$1.54 Billion	$3,332,200 **(or ~59% less than Mr. Walters)**	94.65%
Envestnet, Inc.,	~$3.97 Billion	$4,104,970 **(or ~50% less than Mr. Walters)**	46.53%
Focus Financial Partners, Inc.	~$3.17 Billion	$6,814,831 **(or ~17% less than Mr. Walters)**	15.55%
LPL Financial	~$11.32 Billion	$7,256,713 **(or ~10% less than Mr. Walters)**	170%
Virtus Investment Partners, Inc.	~$1.78 Billion	$7,314,000 **(or ~10% less than Mr. Walters)**	1,966.67%
Waddell & Reed Financial, Inc.	~$1.56 Billion	$1,926,810 **(or ~76% less than Mr. Walters)**	87.37%
Tax Peers			
H&R Block, Inc.	~$3.73 Billion	$6,921,199 **(or ~15% less than Mr. Walters)**	23.44%
Intuit Inc.	~$101.98 Billion	$20,324,211 (or 149% more than Mr. Walters)	98.37%

*Reflects total compensation for the past full fiscal year disclosed by each company as of March 25, 2021. **Total return calculations begin on the date of the Chief Executive Officer's appointment and run through 12/31/2020.
Source: Bloomberg; company filings via the U.S. Securities and Exchange Commission.

THE BOARD HAS AUTHORIZED SCORCHED-EARTH TACTICS

Stockholders may be alarmed to learn that the Board has allowed the Company's advisors to send a stream of seemingly harassing letters to Ancora and its nominees



We suspect these letters – which are described on slide 50 – <u>have cost a sizable six-figure sum</u>

THE BOARD CANNOT RE-WRITE HISTORY WHEN IT COMES TO ITS STRATEGY

The incumbents are – and have been – wed to an ineffective strategy that has been in place since Mr. Walters joined the Board in 2014

- In October 2015, the Company called its acquisition of HD Vest Financial Services a *"[t]ransformative acquisition that is attractive, synergistic with TaxAct and consistent with our stated strategy."*

- In March 2016, former Chief Executive Officer John Clendening noted *"the unique strengths and synergy opportunities of [the Company's] two businesses."*

- In February 2017, former Chief Executive Officer John Clendening labeled the Company *"a simplified, streamlined and synergistic business."*

- In October 2017, leadership claimed to have conducted a *"comprehensive strategic planning process"* and *"outlined the near-term objectives that will allow us to best leverage our unique business model."*

- In October 2018, leadership said the Company was *"well positioned to continue our growth trajectory as we transform these two great companies for our customers and continue to challenge the industry with tax-smart innovation."*

- In January 2020, leadership noted the acquisition of HK Financial Services *"reinforces Blucora's strategy of delivering tax-advantaged wealth management solutions to advisors and end-clients."*

- During the second quarter earnings call for fiscal year 2020, Mr. Walters reinforced *"we have locked in on our strategy"* and *"[t]here aren't further refinements in the strategy to come."*

> **THE FACTS**
>
> **Blucora's stock is down ~35% since the "comprehensive strategic planning process" that took place three-and-a-half years ago**
>
> **+**
>
> **The Company has taken a roughly $271 goodwill impairment charge on two major acquisitions intended to support the strategy**

Source: Company filings/presentations from October 14, 2015 through August 5, 2020. Emphasis added by Ancora.

17

THE BOARD HAS NOT ENGAGED IN GOOD FAITH WITH ANCORA

Blucora did not make any attempt to avert an election contest



No Independent Director Engaged with Ancora This Past Winter

Throughout the winter and prior to us filing a proxy statement, Ancora was only able to speak with Mr. Walters and his attorneys



No Attempt Was Made to Reach a Good Faith Resolution

The Board did not propose a consensual resolution framework – even when Ms. Proctor led a discussion with Mr. DiSanto this past weekend



No Respect for the Board Election Process

The Board has attempted to create an uneven playing field that favors the incumbents through Bylaw amendments that include onerous, anti-stockholder provisions



No Respect for Ancora and its Nominees

In recent weeks, the Board has allowed its advisors to issue pointed letters to our nominees that include seemingly irrelevant personal questions

OUR SOLUTION: FOUR HIGHLY-QUALIFIED DIRECTOR CANDIDATES WITH STRONG FINANCIAL SERVICES BACKGROUNDS

Frederick D. DiSanto



- Three decades of leadership experience in the wealth management and RIA sector
- Public company board experience with a strong track record
- Deep operational, financial, and strategic planning knowledge in the financial advisory industry
- Capital allocation expert

Cindy Schulze Flynn



- More than 25 years of experience at large local and national banks and financial services firms
- Industry leader in corporate communications and employee engagement
- Extensive c-level experience
- Strong financial industry marketing skills and knowledge

Robert D. MacKinlay



- 20+ years of robust experience providing assurance, tax, and advisory services to clients
- Led the tax division at Cohen & Company for nearly a decade, a group that achieved impressive growth under his leadership
- Qualified financial expert in accounting, management, and planning
- Extensive hands-on experience in finance-driven engagements

Kimberly Smith Spacek



- Two decades of financial services industry experience
- Strong expertise in client engagement, investor relations, and product marketing
- Serves as partner at a leading global investment advisory fund
- Valuable relationships with banks and potential capital providers

OUR SOLUTION: THE ANCORA SLATE WILL ASK THE BOARD TO CONSIDER A VALUE-ENHANCING VISION

 **Focus Blucora's Precious Resources on Avantax**

Re-directing the Company toward operating, improving, and growing the Avantax business will help stem the tide of advisor attrition and unlock value for shareholders

 **Create a Special Committee to Explore Strategic Alternatives for TaxAct**

A special committee of independent directors would be able to assess corporate efficiencies and explore alternatives for the TaxAct business

 **Rebuild Credibility and Trust with Avantax Financial Professionals**

Blucora should focus on mending its relationships with disenchanted associates and financial professionals

 **Establish a Disciplined Capital Allocation Framework**

The framework should emphasize paying off debt, investing in organic growth at Avantax, and eventually implementing a repurchase program



THE CASE FOR MEANINGFUL CHANGE

www.ABetterBlucora.com

SUSTAINED VALUE DESTRUCTION UNDER CURRENT CHIEF EXECUTIVE OFFICER

Stockholders have suffered large losses over several time horizons despite a booming economy



STAGGERING UNDERPERFORMANCE VERSUS AVANTAX PEERS

Blucora has dramatically underperformed Avantax wealth management peers for years



Source: Bloomberg; Ancora's 2020 peer group for Blucora's Avantax business includes: BrightSphere Investment Group, Inc., Envestnet, Inc., Focus Financial Partners, Inc. Class A, Virtus Investment Partners, Inc., and Waddell & Reed Financial, Inc. Class A. Performance period ended 12/31/20.

WHEN COMPARED TO TAXACT PEERS, BLUCORA ALSO FALLS SHORT

The Company has unimpressive TSR figures when stacked against other do-it-yourself tax preparation solutions



Source: Bloomberg; Ancora's 2020 peer group for Blucora's TaxAct business includes: H&R Block (NYSE: HRB) and Intuit (NASDAQ: INTU). Performance period ended 12/31/20.

BLUCORA'S DEFINED PEER GROUP SHOWS DETACHMENT FROM REALITY

The Company compares itself to entities that operate in completely different sectors with market capitalizations many times Blucora's size

- The average market cap of the Company's peer group is approximately $3.35 billion

  - Blucora has a market cap of ~$800 million

- In 2020, Blucora added Glu Mobile (NASDAQ: GLUU) and Zynga Inc. (NASDAQ: ZNGA) as peers, which are **video game developers**

  - How can a financial services company compare itself to video game companies?

- Glu Mobile has a market cap that is **double the size of Blucora**

- Zynga has a market cap that is nearly **14x the size of Blucora**



Blucora's Peer Group: Market Cap Comparison

Market Cap — Median

BLUCORA'S BOARD HAS OVERSEEN A FAILED, 6-YEAR-OLD CORPORATE STRATEGY

The Board is trying to convince stockholders that its corporate strategy is "new" when it has been doubling down on tax synergies for years

- Blucora has effectively operated two disparate businesses under one bloated and superfluous corporate infrastructure since 2015
- In this hierarchical system, TaxAct and Avantax have their own respective management teams
  - These teams operate separately and report to an executive management team above them at Blucora
- We find this duplicative, wasteful, and detrimental to stockholder value – particularly given the lack of relevant c-level talent at the holding company level
- In a desperate attempt to thwart boardroom change, the Board is trying to convince stockholders that this is a new, strategic pivot
- **The reality is that the Board and CEO Chris Walters have supported this misguided corporate strategy – claiming synergies across both businesses – for years**

Blucora's 2019 Proxy Statement filed April 9, 2020

BLUCORA

6333 North State Highway 161, 4th Floor
Irving, Texas 75038

To My Fellow Stockholders:

As I write this, our country is working through a turbulent time. An unprecedented pandemic has necessitated remote working, social distancing and other measures to ensure we're keeping ourselves, our families and our colleagues safe and healthy. I want to express my thanks to the entire Blucora team for their swift actions to help us manage the business through this time and I want to thank all of you for your patience as we sort out the "new normal."

These are not the circumstances under which I expected to write my first shareholder letter to you in my new role as President and CEO of Blucora. I've had the pleasure of being a part of Blucora since 2014, having served on the Board of Directors. I also had the opportunity to play a leadership role in overseeing our current strategy, including driving our tax-centric vision and championing our acquisitions of HD Vest and 1st Global. From my position on the Board, I've also had the benefit of gaining deep insights into the business, its successes, growth opportunities, challenges and how we've been able to position Blucora well for the future.

Sincerely,

Christopher W. Walters

President, Chief Executive Officer and Director

Source: Company filings.

THE BOARD'S TAX-FOCUSED, CROSS-BUSINESS STRATEGY IS IN NO SHAPE OR FORM "NEW"

We believe stockholders will see through the Board's feeble attempt to place blame on prior management for its own actions

Blucora's March 15, 2021 Letter to Stockholders

Blucora Sends Letter to Stockholders Highlighting Strength of Current Board and Progress with Company's Strategic Transformation

March 15, 2021 08:00 ET | Source: Blucora, Inc.

The Blucora Board has demonstrated its focus on ensuring that the Company is pursuing the best strategy possible for its stockholders. After beginning to question whether the growth strategy pursued by the former management team was sustainable in late 2018, the Board became increasingly concerned about the Company's performance in 2019. The Board then did what good boards do: it moved decisively to replace management and change the Company's strategy.

THE COMPANY IS MAKING SIGNIFICANT PROGRESS IN EXECUTING ITS NEW STRATEGY

Under the Board's careful oversight, Blucora's rebuilt management team is now successfully executing a new strategy to drive long-term, sustainable success in both of Blucora's tax-focused businesses. The COVID-19 crisis impacted Blucora's results in 2020,

This tax-focused strategy is NOT new

CEO Chris Walters: Blucora's 2019 Proxy

Cross-Business Synergies. In addition to the opportunities within each business, which will be our core focus, we will explore a few opportunities across our businesses that haven't really been thoroughly tested to-date. A couple examples I'd highlight include:

- *Prospecting within our TaxAct Pro user base to convert to Avantax advisors.* We currently have more than 20,000 TaxAct Pro users and about 4,000 Avantax advisors. Even if only 5% were interested in converting, it would represent a 25% increase in our advisor base.

- *Leverage TaxAct Marketing Resources to Help Avantax Growth.* Another example is in applying our marketing resources in TaxAct to help our Avantax advisors grow their businesses. Most advisor practices have limited marketing resources and experience, so if we can leverage the significant marketing capabilities within our organization to help them either drive new customer acquisition or increased wallet share, it could make a material impact.

CEO John Clendening: Blucora's 2018 Proxy

Like every effective growth strategy, ours is built around core beliefs that motivate our entire team. We believe that taxes are the key to better outcomes and that consumers are currently not well-served by the traditional tax preparation and wealth management industries that focus either on maximizing a once-a-year refund, in the case of the former, or ignore taxes altogether, in the case of the latter. These outdated approaches have left consumers without

CEO John Clendening: Blucora's 2017 Proxy

After the success of 2017, and as we focus on our vision of unlocking sustained value for shareholders and customers alike, we will focus our 2018 efforts on our new strategic plan. Building on the Four D's approach, our new strategic pillars line up with ABCD.

- *A - Accelerate Growth.* We will execute on our significant organic growth opportunities, create clear competitive differentiation and value in each business, and capture the synergies that exist between the two.
- *B - Build Tax-Smart Leadership.* We are competitively positioned - at the intersection of tax and wealth management - to deliver better outcomes to customers.
- *C - Create One Blucora.* We are no longer a holding company of unrelated businesses. We are one company focused on sharing our expertise and driving efficiencies anchored in a common culture. We are on our way to building a high-performance organization, as part of this culture.
- *D - Deliver Results.* While we have evolved from the Four D's, we will retain our sharp focus on delivering on our commitments to shareholders, customers and advisors.

The Board of Directors: Blucora's 2016 Proxy

Strategic Transformation

In October 2015, the Company announced its plans to implement a strategic transformation to focus on the technology-enabled financial solutions market. In December 2015, we acquired HD Vest, which through its subsidiaries operates a leading U.S. tax-professional-oriented independent broker-dealer, providing wealth management solutions to financial advisors nationwide. The acquisition brought together HD Vest and the Company's TaxAct business, a leading digital do-it-yourself tax preparation firm, and expanded the addressable market for both companies. As part of the strategic transformation, we divested our search and content business through the sale of the assets

Source: Company filings.

STOCKHOLDERS ARE BEING PUNISHED BY A SUBSTANTIAL SUM-OF-THE-PARTS DISCOUNT

Blucora is currently trading at a severely depressed valuation multiple

- We believe the Company's sum-of-the-parts ("SOTP") discount is directly attributable to limited investor confidence in Blucora due to its:

  - **Underwhelming historic operating performance,**

  - **Misguided capital allocation, and**

  - **A lack of clear value catalysts**

- We consider the implied upside to the current stock price at various valuation multiples under an SOTP scenario

- Our analysis is based on the projected FY2021 EBITDA and assumes that any gain on sale would be offset by the Company's substantial NOLs

- We also note that corporate overhead currently represents approximately $5 per share in value reduction

Sum-of-the-Parts Analysis

($ in mm, except per share)

	EBITDA 2021	Multiple		
TaxAct	$75.0	12.0x	13.0x	14.0x
Wealth Management	$80.0	10.0x	11.0x	12.0x
Corporate	($21.5)	11.0x	12.0x	13.0x
Total	$135.0	11.0x	12.0x	13.0x
EV		$1,480.0	$1,615.0	$1,750.0
Gain on sale impact		153.1	171.9	195.6
Net debt (cash)		404.2	404.2	404.2
NOL		(153.1)	(171.9)	(195.6)
Equity value		$1,075.8	$1,210.8	$1,345.8
Diluted shares		48.1	48.1	48.1
Pre corporate overhead SOTP value per share		**$26.94**	**$30.16**	**$33.38**
% to current		*59.5%*	*78.6%*	*97.6%*
Less: corporate overhead per share		*($4.57)*	*($4.99)*	*($5.40)*
Post corporate overhead SOTP value per share		**$22.36**	**$25.17**	**$27.98**
% to current		*32.4%*	*49.0%*	*65.6%*

Source: Company filings. Note: $21.5 million in corporate costs used in SOTP analysis represents the average over the 2015-2020 period.

BLUCORA IS TRADING AT A STEEP DISCOUNT TO PRIVATE MARKET VALUE

Private market transaction multiples for both tax-related and RIA assets are substantially higher than Blucora's current valuation multiple

- Tax assets have attracted considerable interest and favorable valuations recently from strategic buyers and private equity firms

- Recent transactions for smaller RIAs with substantially less scale than Blucora have transacted at mid-to high-teens EV/EBITDA multiples (e.g. 14x-18x)

- Running a sales process for TaxAct could position the Company to be appropriately valued by the market and help close the SOTP discount

- **Based on peer multiples, we believe this could boost Blucora's stock price by 40-75% from current levels**

TaxAct: Potential Net Proceeds

FY2021 EBITDA	$75.0	$75.0	$75.0
Assumed multiple	12.0x	13.0x	14.0x
Implied gross proceeds	$900.0	$975.0	$1,050.0
Assumed cost basis	$287.5	$287.5	$287.5
Gain on Sale	612.5	687.5	762.5
Tax on Gain	153.1	171.9	190.6
NOL offset	(153.1)	(171.9)	(190.6)
Net Proceeds	**$900.0**	**$975.0**	**$1,050.0**

We believe a reconstituted Board should assess selling the TaxAct business and leaving the Avantax business as a standalone entity

THE BOARD HAS ALLOWED UNACCEPTABLE CORPORATE SPENDING TO PERSIST WHILE STOCKHOLDERS SUFFER

Non-accretive corporate costs have nearly doubled since 2015, and may spike ~20% in 2021

- **Corporate costs have averaged approximately $22.4 million per year, with an upward trend since 2015**

- In 2020, when Blucora's stock price dropped nearly 40% and most companies were slashing costs, the Board approved **$26.7 million in corporate spending**

- At the Company's current valuation multiple of approximately 9.5x FY 2021 EBITDA, corporate costs alone represent a $200 million drag on stockholder value

- It is unclear why Blucora needs such an expensive corporate cost center when its two business lines are independently managed

- We are forced to question whether Mr. Walters and the Board remain committed to Blucora's retention of TaxAct because they want to justify steep corporate costs



We find these costs grossly excessive for a Company with an ~$800 million market capitalization

Source: Company filings. Note: 2019 corporate costs do not include $5 million of software R&D.

A CULTURE OF EXCESS IS EVIDENCED BY THE BOARD AUTHORIZING ~$200,000 PER YEAR TO MR. WALTERS FOR COMMUTING EXPENSES

We seriously question why the Board would hire a Chief Executive Officer – without financial sector experience – who lives 700+ miles away



Mr. Walters lives a full plane ride away from Blucora's headquarters in Dallas...

...and stockholders are paying nearly $200,000 to accommodate his commuting preferences

Source: Company filings.

EXPENSES ADD UP QUICKLY WHEN YOU OWN A CORPORATE AIRPLANE

As part of its purchase of HK Financial Services, the Company acquired a plane

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2020, 2019, and 2018

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated under the straight-line method over the following estimated useful lives:

	Estimated Useful Life
Computer equipment and software	3 years
Data center servers	3 years
Internally developed software	3 years
Office equipment	7 years
Office furniture	7 years
Airplane (1)	25 years
Leasehold improvements	Shorter of lease term or economic life

(1) As part of the HKFS Acquisition, we acquired an airplane with a value of $3.8 million.


N645PE

While we expect Blucora will try to make an excuse regarding this plane, flight records lead us to believe it is being consistently enjoyed by leadership…

Source: Company filings and Flightaware.com.

THE BOARD HAS A HISTORY OF OVERPAYING FOR POORLY STRUCTURED ACQUISITIONS

This poorly-conceived acquisition strategy over-levered the Company's balance sheet and depleted TaxAct's Free Cash Flow

- Prior to Blucora's HD Vest acquisition in 2015, the Company was completely unlevered

- The HD Vest deal alone levered Blucora's balance sheet 6x

- The Board claimed its acquisition of HD Vest would be "transformative" and "synergistic," but we have yet to see any tangible results six years later

- Blucora further levered its balance sheet in 2019 and 2020 6.5x with the acquisitions of 1st Global and HK Financial Services



Blucora's Debt-Fueled Acquisitions

Legend: ■ 2015 - HD Vest ■ 2019 - 1st Global ▢ 2020 - HK Financial Services

Source: Company filings.

BLUCORA'S BOTCHED ACQUISITIONS HAVE YIELDED SERIOUS FINANCIAL CONSEQUENCES FOR STOCKHOLDERS

Based on the goodwill impairment charge recorded in 2020, it is clear that the Company overpaid for both HD Vest and 1st Global

- The incumbent Board recorded a $271 million goodwill impairment charge in 2020 related to the HD Vest and 1st Global acquisitions

- The goodwill impairment charge represents ~35% of the combined transaction value of HD Vest and 1st Global deals = a ~$780 million transaction value

- **After such rampant stockholder value destruction, we question how investors can be expected to let the incumbent Board continue to preside over the critical capital allocation and strategy decisions**

- We believe these acquisitions and their serious financial consequences led to the departures of both the Company's CEO and CFO in January 2020 (without effective succession planning)



2020 Goodwill Impairment on Blucora's Acquisitions

Goodwill impairment represented ~35% of combined transaction value of HD Vest and 1st Global deals

BLUCORA'S MISMANAGEMENT OF THE AVANTAX BUSINESS HAS HAD LARGE CONSEQUENCES

An inability to integrate Avantax operationally or culturally has resulted in advisor attrition and chronic management turnover

- We believe Blucora has failed to:
  - x **Sufficiently invest in organic growth and the resources** that Avantax advisors need in today's highly-competitive, technology-oriented environment
  - x **Address the numerous outstanding policy issues** with legacy financial professionals from HD Vest and 1st Global
  - x **Properly communicate** or give notice to advisors regarding short and long-term changes to workflow
- We suspect this inattentiveness has resulted in a loss of confidence in leadership and has caused many of these financial professionals to take their book of business elsewhere

glassdoor

Clueless Leadership, Culture clash from Merger

Oct 9, 2020 - Customer Service in Dallas, TX

✕ Recommend ✕ CEO Approval — Business Outlook

Pros

Legacy 1st Global was great.

Cons

Upper management is clueless. They are HORRIBLE at communications. They make changes that impact daily work flow without any notice to employees. Some changes I found out from Advisors who are frustrated with the change and I am just now hearing about it.

The merger from 1st Global and HD vest is an absolute nightmare in everyway. Its been over a year and not one change/merge has improved anything. Work flows tripled. The cultures and work ethics of Vest vs 1G are completely different and teams arbitrarilly lumped together had 2 seperate process for running stuff for a year or more. We still have some seperate processes. The quality of employee for 1G vs HD is very obvious and the disparity in knowledge is astounding.

Envestnet updates are a nightmare.
FA firms are leaving due to changing in Compensation, model/program availablity, poor communication, "fixes" that only create models.

glassdoor

Never should have signed on with them.

Jan 13, 2021 - Financial Advisor

✕ Recommend ✕ CEO Approval ✕ Business Outlook

Pros

They use NFS as custodian, envestnet for portfolio management of advisory assets, compliance is responsive.

Cons

I had to fight tooth and nail for the payout that was in my contract. It caused them to have to recalculate my revenue and it took them 2 months to get it right. Continued fumbling of my payouts, a new fee schedule that looks like it was developed by the federal government, a complete lack of responsiveness to advisors inquiries regarding fee's, etc...

Also, they began charging the advisors for any client account that receives a paper statement. Think about your book of business for a moment. If you have 100 households as clients. Each household has 4 accounts let's say. That's 400 accounts they want to charge the advisor a very steep fee monthly. But, they do NOT pay the advisor a portion of the savings when a client signs up for e-delivery.

The morale of the service team is low and you get the same sense when talking to other more specialized service team members.

If you are an advisor or CPA considering this firm, if I could do it all over again, I would not have elected to sign on with this Broker/Dealer.

Source: Glassdoor.

THERE HAS BEEN AN ALARMING EXODUS OF AVANTAX PROFESSIONALS

Over the past four years, we believe Avantax lost at least 700 financial professionals

- High-profile firms such as Reason Financial Group ($200 million advisor), Schexnayder Wealth Advisors ($190 million advisor), West Texas WealthCare ($175 million advisor), and Oestriecher Financial Management Services ($100 million advisor) cut ties with Avantax over the past 12 months

- Given that Blucora's 1st Global acquisition in 2019 contributed to a one-time increase in total advisors, Avantax has likely lost much more than 700 advisors over the past 5 years

- We believe Avantax attrition issues primarily stem from Blucora's inability to integrate acquisitions and its decision to:
  - Roll out an ill-conceived initiative to transition client assets away from the direct to fund ("DTF") business and towards Avantax's separately managed account ("SMA") business
  - Raise fees on advisors and retain an uncompetitive pricing model



Avantax Advisor Attrition

The 2018-2019 uptick reflects acquired growth

We suspect far too much of Blucora's costs – $54 million in aggregate over a two-year period – went to executive compensation, Board fees, and corporate expenses rather than support for Avantax advisors

Source: Company filings.

AVANTAX ADVISOR ATTRITION IS LIKELY ATTRIBUTABLE TO UNREASONABLE FEES

To protect the long-term value of Avantax and stem advisor departures, management should institute a moratorium on the $60 DTF fee

- **Avantax's SMA business has a higher fee structure** and is likely to create a direct conflict due to an advisor's fiduciary duty to a client, considering average account size

- **The $60 annual fee will cost some advisors thousands of dollars each year** because some of the firm's leading advisors have hundreds of such accounts

- **A $7.50 annual fee has also been added for advisory accounts** at Fidelity's National Financial that send clients paper account statements

- We believe these fees reflect that Mr. Walters and his fellow directors are out-of-touch and do not know anything about the roll-up-your-sleeves aspects of the RIA industry

InvestmentNews

Avantax imposes new fee on held-away accounts

"Avantax is telling the reps that this is the direction the industry is going, but it's not. They stand alone on this move," said Jon Henschen, an industry recruiter. "Many broker-dealers certainly like advisers' direct mutual funds to be switched to brokerage accounts but they are not taking such overt steps like charging $60 a year for holding funds directly with the fund manager."

The Ancora slate would aim to eliminate the $60 annual fee charged to advisors for mutual funds held directly at the fund companies versus in brokerage accounts

THE HEADLINES SPEAK FOR THEMSELVES: AVANTAX ADVISORS ARE FED UP

InvestmentNews

Hybrid managing $200 million switches to LPL from Avantax

Reason Financial Group, a seven-person hybrid team managing $200 million in San Diego, *has changed its affiliation to LPL Financial* from *Avantax Wealth Management,* a unit of Blucora.

CITYWIRE

Top gatekeeper exits $83bn broker-dealer amid restructure

Martin Landry has left Avantax Wealth Management following the firm's acquisition of HK Financial Services.

InvestmentNews

Texas trio managing $175 million exits Avantax for LPL

Three accountant-advisers who manage $175 million as West Texas WealthCare have *switched their broker-dealer affiliation* to LPL Financial from *Avantax* Investment Services, which is part of *Blucora.* Working through *JFC Financial,* an LPL office of supervisory jurisdiction, West Texas also will use LPL's registered investment adviser.

FinancialPlanning

LPL flexes affiliation options in $2B recruiting sweep

The ten other recruiting moves brought nearly 30 more advisors to LPL's corporate RIA platform and other offices of supervisory jurisdiction that use it. LPL unveiled the move in a barrage of recruiting announcements over the past month and a half, adding two teams from newly rebranded Avantax Wealth Management and four from the Advisor Group IBD network.

FA FINANCIAL ADVISOR

$100M Father-Daughter CPA Team Joins LPL Platforms

The Oestriechers were formerly with Avantax Investment Services, part of Blucora, where they managed approximately $100 million in brokerage and advisory assets.

Note: Emphasis added by Ancora.

38

WE BELIEVE BLUCORA'S MISLEADING ATTEMPT TO SHOW ATTENTIVENESS TO AVANTAX PROFESSIONALS *NOW* IS DISINGENUOUS

We believe stakeholders will see through Avantax's feeble, reactionary stunt

- A day after the release of our slate's open letter to Avantax advisors, Blucora appears to have had Avantax shamelessly tout "new appointments"
- But the three individuals touted in this "expansion" are not so new upon closer inspection:
  - **Mike Holmes joined Avantax as Chief Marketing Officer and a senior leader more than two months ago**
  - **Mike Kobs has been affiliated with Avantax for years as an advisor**
  - **Jamila Ramnanan has been with Blucora for years**
- We believe Blucora is attempting to fool stockholders and stakeholders into thinking it is overhauling its leadership team by miscasting management changes

Avantax Wealth Management™

Avantax Wealth Management Further Strengthens Leadership Team

Three industry veterans join Senior Leadership Team to drive strategy and continue value creation for Avantax Financial Professionals and Home Office staff

DALLAS, March 18, 2021 (GLOBE NEWSWIRE) -- Avantax Wealth Management℠ has expanded its Senior Leadership Team by adding three financial services industry veterans who are committed to supporting the distinctive community of more than 3,700[1] Avantax Financial Professionals and the Home Office staff serving them.

...tax Wealth Management Senior Leadership Team are Mike Holmes, Chief Marketing Officer; Mike ...lationships & Business Consulting; and Jamila Ramnanan, VP, Human Resources.

Mike Holmes, Chief ...ing Officer – an expert brand strategist and "practical marketer," Holmes brings to Avantax nearly 30 years ...ancial services marketing experience with companies such as USAA, Wells Fargo, Wachovia, and KeyBank. ...ta-driven marketing skills are complemented by leadership experience in areas ranging from sales plannin... forecasting to risk and compliance.

Mike Kobs, VP, Enterprise R...onships & Business Consulting – a long-time Avantax Financial Professional who founded MRK Financial Sol... in 1989, and for years routinely ranked among the top 10 most productive Avantax Financial Professi... Kobs recently completed his succession plan at MRK Financial and joined Avantax to lead a new am...dor program focused on value creation for the top 100 Avantax-affiliated Financial Professional practices ...ering consulting, planning and high-level relationship management.

Jamila Ramnanan, ...man Resources – part of Avantax Wealth Management and its predecessor companies ...is the lead Human Resources partner for all of Avantax, including Avantax Planning ...mary focus is ensuring that Avantax attracts, hires, and retains talented people who align with company culture and values, and who have the skillset and expertise to successfully support business programs and priorities. As part of her duties, she is the Diversity & Inclusion leader for Avantax as well as the Blucora, Inc. (NASDAQ: BCOR) family of companies.

Source: Avantax Wealth Management press release dated March 18, 2021.

OTHERS AGREE RECENT "LEADERSHIP CHANGES" DO NOT ADDRESS THE ISSUES PLAGUING AVANTAX

The three individuals appointed by Avantax have actually been associated with the Company for some time

WealthManagement.com


Avantax Wealth Management℠

NEWS > PEOPLE

Amidst Proxy Battle, Avantax Adds to Executive Team

> "*[Leadership changes] don't address the problems as far as decline of service, decline of communication with the advisors and doing things that are a conflict for the advisors, such as raising expenses.*"

> "*Avantax has this ivory tower management that is <u>out of touch with the advisors on many levels.</u>*"

- Jonathan Henschen, Henschen & Associates

> "*[HD Vest reps] perception of Blucora is, 'it's very corporate, management does what management does, and they really don't care about us.' There isn't the connection with management that they had at HD Vest, and the same thing with 1st Global.*"

Note: Emphasis added.

BLUCORA HAS ALSO MISMANAGED THE TAXACT BUSINESS

Despite management blaming pandemic headwinds, H&R Block and TurboTax both experienced an increase in U.S. DIY tax filers in 2019 and 2020



U.S. Do-It-Yourself Tax Filers

Source: Bloomberg; Ancora's 2020 peer group for Blucora's TaxAct business includes: H&R Block (NYSE: HRB) and Intuit (NASDAQ: INTU). Performance period ended 12/31/20.

THERE IS A STRONG CASE TO RUN A CREDIBLE SALES PROCESS FOR TAXACT

A sale of the TaxAct business would allow Blucora to maximize the value of $250 million in NOLs that are set to expire soon





Despite a ~$300 million GAAP loss before income taxes, Blucora's Federal NOL balance declined ~$145 million y/y in 2020

The valuation allowance increased by ~$24 million y/y to reflect the higher likelihood that the remaining NOLs will expire vs. being utilized

Source: Company filings.

THERE IS APPARENT DYSFUNCTION IN BLUCORA'S BOARDROOM

The incumbent Board has overseen serious governance issues, which we believe are preventing stockholders from realizing the true value of their investment

 **POOR SUCCESSION PLAN LEADS TO RASH CEO APPOINTMENT IN 2020**

 **UNJUSTIFIABLE DIRECTOR COMPENSATION**

 **AN INEFFCTIVE BOARD REFRESH**

 **MISALIGNED EXECUTIVE COMPENSATION**

 **INSUFFICIENT BUSINESS ACUMEN AND IRRELEVANT EXPERIENCE**

 **TROUBLING MANAGEMENT-LEVEL TURNOVER**

 **A COMPLETE LACK OF CAPITAL ALLOCATION DISCIPLINE**

 **MANIPULATION OF ELECTION PROCESS**

BOARDROOM ISSUE #1: FAILED 6-YEAR-OLD CORPORATE STRATEGY UNDER CEO CHRIS WALTERS, WHO IS UNDERQUALIFIED

The Board installed Chris Walters as its CEO in January 2020, despite his complete lack of wealth management experience

- We cannot comprehend why the Board would select a CEO with completely unrelated experience working in the media and entertainment sectors

    o How is an individual who worked at **The Weather Company** and **Bloomberg L.P.** fit to serve as the CEO of a financial services company?

- In an attempt to mislead stockholders, Mr. Walters and the Board have been trying to convince investors that they are executing on a "new" corporate strategy

    o The reality is that this strategy has been the source of **value destruction for six years**

Director Tenure TSR



-15.19%

CEO Tenure TSR



-31.89%

Chris Walters
Chief Executive Officer



Source: Bloomberg; Performance period ended 12/31/20.

BOARDROOM ISSUE #2: A BOTCHED REFRESH

We believe the Board's self-directed refresh has installed directors with irrelevant media experience rather than necessary financial services expertise

- Despite adding a number of new directors in recent years, **none have any substantive experience in wealth management**

- Equally troubling is the fact that a majority of the incumbent directors have **no prior executive or director experience in any aspect of the financial services sector**

  - o Mr. Rao currently works for Nielsen Global Media, a data and tech provider to the media and advertising industries... *how does this experience serve Blucora's Board or its stockholders?*

  - o Ms. Perry works for OWN: Oprah Winfrey Network, a cable channel and media company and previously worked for VH1 and MTV at Viacom ... *how does this experience serve Blucora's Board or its stockholders?*

  - o Mr. Ernst and Ms. Schreuder have no RIA experience... *how does this experience serve Blucora's Board or its stockholders?*

- It seems that Blucora has failed to recognize that a director refresh process is supposed to add qualified individuals with relevant experience to the Board



Mark Ernst



Jana Schreuder



Karthik Rao



Tina Perry

45

BOARDROOM ISSUE #3: INSUFFICIENT BUSINESS ACUMEN AND IRRELEVANT EXPERIENCE ACROSS THE BOARD

Chris Walters



Director since 2014

- x Irrelevant media experience
- x No hands-on wealth management or tax advisory experience

Georganne Proctor



Director since 2017

- x Failed to properly oversee management's integration of HD Vest and acquisition of 1st Global, which led to a ~$271 million goodwill impairment charge
- x Lacks tax advisory experience

Mary Zappone



Director since 2015

- x No prior public company board experience
- x Irrelevant industrials sector experience

Steve Aldrich



Director since 2017

- x No prior public company board experience
- x No hands-on wealth management or tax advisory experience

John MacIlwaine



Director since 2018

- x No prior public company board experience
- x Digital technology and software background is irrelevant to Blucora's needs

Karthik Rao



Director since 2020

- x No stated experience in the RIA, wealth management and tax advisory industries
- x Data and technology background is irrelevant to Blucora's needs

Tina Perry



Director since 2021

- x No hands-on wealth management or tax advisory experience
- x President of OWN (Oprah Winfrey Network); lacks relevant expertise

Carol Hayles



Director since 2018

- ✓ Prior finance and accounting experience
- x Overseen negative TSR and significant value erosion

Mark Ernst



Director since 2020

- ✓ Prior roles at H&R Block, American Express and Internal Revenue Service
- x Overseen negative TSR and significant value erosion

Jana Schreuder



Director since 2020

- ✓ Served as President of Wealth Management at Northern Trust
- x No substantive experience in RIA industry

BOARDROOM ISSUE #4: LACK OF CAPITAL ALLOCATION DISCIPLINE

Blucora has a history of overpaying for acquisitions and brazenly spending its free cash flow

- The Board – namely Chris Walters and Mary Zappone – supported an acquisition strategy in the wealth management/RIA space by acquiring HD Vest for $600 million in 2015, 1st Global for $180 million in 2019 and HK Financial Services for $160 million in 2020

- **The Board approved levering the Company's balance sheet and using significant free cash flow** generated by the TaxAct business to fund this poorly-conceived $940 million acquisition spree

- **It is now clear to us based on the Company's 2020 goodwill impairment charge that the Board dramatically overpaid for these assets**

- In 2020, the Board carelessly spent $180 million in sales and marketing expenses, $82 million in General and Administrative expenses and awarded excessive compensation to management



DALLAS BUSINESS JOURNAL

BANKING & FINANCIAL SERVICES

Jan 7, 2020, 3:10pm EST

Blucora to make $160M acquisition as CFO steps down

Blucora Inc. has acquired HK Financial Services in a stock purchase transaction for $160 million, the Irving-based tax firm announced in a news release on Tuesday.

> **The Board has made a series of terrible capital allocation decisions over the years that we believe have hurt Blucora's stockholders**

BOARDROOM ISSUE #5: UNJUSTIFIABLE DIRECTOR COMPENSATION

In 2020, eight directors received ~$2 million dollars in compensation – up 44% year-over-year

Why are Blucora's director fees meaningfully higher than larger peers, who have outperformed the Company and found paths to delivering positive returns for stockholders over multiple horizons?

Company	Current Market Cap	Total Board Compensation*
Blucora	~$780 Million	$2,031,160
Wealth Peers		
BrightSphere Investment Group, Inc.	~$1.54 Billion	$866,196 **(or ~57% less than Blucora's Board)**
Envestnet, Inc.,	~$3.97 Billion	$1,164,775 **(or ~43% less than Blucora's Board)**
Focus Financial Partners, Inc.	~$3.17 Billion	$1,220,378 **(or ~40% less than Blucora's Board)**
LPL Financial	~$11.32 Billion	$2,497,630 (or 22% more than Blucora's Board)
Virtus Investment Partners, Inc.	~$1.78 Billion	$1,653,297 **(or ~19% less than Blucora's Board)**
Waddell & Reed Financial, Inc.	~$1.56 Billion	$1,893,341 **(or ~7% less than Blucora's Board)**
Tax Peers		
H&R Block, Inc.	~$3.73 Billion	$2,762,991 (or 36% more than Blucora's Board)
Intuit Inc.	~$101.98 Billion	$12,036,395 (or 492% more than Blucora's Board)

Reflects total Board compensation for the past full fiscal year disclosed by each company as of March 25, 2021.

If elected to the boardroom, the Ancora Slate would be willing to cut cash Board compensation

BOARDROOM ISSUE #6: MISALIGNED EXECUTIVE COMPENSATION

Despite Mr. Walters' questionable six-year track record in the boardroom and the Company's comparatively small market capitalization, the Board decided to reward him like a proven, value-generating CEO in 2020

This was awarded during a year in which stockholders endured significant losses, financial professionals were alienated and no "new strategy" was actually produced

Company	Current Market Cap	Compensation for Chief Executive*	Stockholder Return Under Chief Executive**
Blucora	~$780 Million	$8,157,442	**(29%)**
Wealth Peers			
BrightSphere Investment Group, Inc.	~$1.54 Billion	$3,332,200 **(or ~59% less than Mr. Walters)**	94.65%
Envestnet, Inc.,	~$3.97 Billion	$4,104,970 **(or ~50% less than Mr. Walters)**	46.53%
Focus Financial Partners, Inc.	~$3.17 Billion	$6,814,831 **(or ~17% less than Mr. Walters)**	15.55%
LPL Financial	~$11.32 Billion	$7,256,713 **(or ~10% less than Mr. Walters)**	170%
Virtus Investment Partners, Inc.	~$1.78 Billion	$7,314,000 **(or ~10% less than Mr. Walters)**	1,966.67%
Waddell & Reed Financial, Inc.	~$1.56 Billion	$1,926,810 **(or ~76% less than Mr. Walters)**	87.37%
Tax Peers			
H&R Block, Inc.	~$3.73 Billion	$6,921,199 **(or ~15% less than Mr. Walters)**	23.44%
Intuit Inc.	~$101.98 Billion	$20,324,211 (or 149% more than Mr. Walters)	98.37%

*Reflects total compensation for the past full fiscal year disclosed by each company as of March 25, 2021. **Total return calculations begin on the date of the Chief Executive Officer's appointment and run through 12/31/2020.

BOARDROOM ISSUE #6: MISALIGNED EXECUTIVE COMPENSATION (CONT.)

When compared to Blucora's previous CEO – who had significant wealth management experience – Mr. Walters has been grossly overpaid by the Board

The Board awarded Mr. Walters...

- A sign-on bonus of $250,000 for an INTERNAL promotion during a year when stockholders suffered significant losses

    o **Mr. Walters' 2020 bonus was 60% higher** than Mr. Clendening's 2019 bonus

- A base salary of $711,000 for an individual with no prior executive or wealth management experience

    o **Mr. Walters' 2020 base salary was ~90% higher** than Mr. Clendening's first-year salary when he joined Blucora in 2016

    o **Mr. Walters' 2020 base salary was ~12% higher** than Mr. Clendening's 2019 base salary

- <u>**Mr. Walters' total 2020 compensation of $8 million+ is 67% higher than Mr. Clendening's total compensation in 2016, which was also his first year as Blucora's CEO**</u>

Blucora CEO	Year	Base Salary	Bonus	Stock Awards	Option Awards	Non-Equity Comp	Other Comp	Total
Christopher Walters	2020	**$711,000**	**$250,000**	$4,379,879	$1,655,393	$814,466	$207,650	**$8,018,388**
John Clendening	2020	$24,808	-	-	-	-	$5,634,459	$5,659,267
	2019	**$636,443**	**$156,250**	$4,087,468	$1,222,934	$1,287,500	$11,200	**$7,401,795**
	2018	$598,902	-	$3,150,000	$1,072,400	$1,209,600	$11,000	$6,041,902
	2017	$549,039	-	$1,132,490	$2,615,802	$1,122,000	$22,635	$5,441,966
	2016*	**$375,000**	$381,695	$2,490,000	$1,404,101	-	$152,659	**$4,803,455**

* Clendening started as CEO April 2016, but this ~3 months difference does not explain Walters' starting salary being nearly 2x Clendening's starting salary

Source: Company filings.

BOARDROOM ISSUE #6: MISALIGNED EXECUTIVE COMPENSATION (CONT.)

We believe management should not have received any cash bonuses for 2020 given that it did not clear the 80% threshold

- Blucora's STI threshold level is 80%, which means the Company must hit 80% of the financial target to qualify for a cash bonus

    - Once that threshold is hit, then the range of the bonus pay-out varies from 50% - 200% based on the level of achievement above the threshold level

- **Reported non-GAAP EBITDA was $95.1 million, which was only 62% of the target, implying that Blucora management should not have received any cash bonus for 2020**

- The Company added back ~$40 million in costs that resulted in the achievement of 83% of the target

    - These add-backs are what allowed management to secure its bonus in 2020, while stockholders suffered extreme losses



FY2020 Adjusted EBITDA

Source: Company filings.

BOARDROOM ISSUE #7: APPARENT EFFORTS TO UNDERMINE AN ELECTION CONTEST BASED ON THE MERITS

In addition to spending a sizable seven-figure sum on efforts to fight Ancora, the Board has allowed the Company's advisors to issue more than a dozen harassing letters



Feb. 16, 2021
- Sent a letter to Ancora declaring the Nomination Notice deficient and incomplete

Feb. 20, 2021
- Sent a letter to Ancora declaring its Nomination Notice and Supplemental Nomination Notice deficient and incomplete

Feb. 21, 2021
- Sent a letter to Ancora requesting certain additional information relating to Ancora's business revenues, inferring that Ancora may be a competitor of the Company and therefore Mr. DiSanto may not be allowed to serve on the Board

Feb. 22, 2021
- Sent a letter to Ancora requesting certification that Ancora has no formal or informal understandings with other shareholders of the Company

Feb. 24, 2021
- Ancora filed a lawsuit seeking injunctive relief to declare the nomination notice valid and prevent the Company from attempting to invalidate Fred's nomination

Feb. 26, 2021
- Responds to the lawsuit via letter that it was not rejecting the Nomination Notice
- The Company sent Mr. DiSanto a letter asking him to certify that he has not communicated with nor solicited business information of the Company

March 18, 2021
- The Company sent Mr. DiSanto a follow-up to the Communications Letter reaffirming that Ancora Holdings and its affiliates should not be communicating with nor soliciting business information of the Company from any former officer or employee

March 22, 2021
- Late in the evening, the Company's advisor sent director nominee Kim Smith Spacek a letter inquiring into her personal matters
- Late in the evening, the Company sent director nominee Cindy Schulze Flynn a letter inquiring into her personal matters

March 24, 2021
- The Company sent Mr. MacKinlay a letter inquiring into his personal matters
- The Company sent Mr. DiSanto a letter inquiring into his personal matters

BOARDROOM ISSUE #7: APPARENT EFFORTS TO UNDERMINE AN ELECTION CONTEST BASED ON THE MERITS (CONT.)

The Company recently made a series of amendments to its bylaws that appear deliberately designed to disenfranchise and dissuade the Company's owners from exercising their lawful rights as stockholders

- Blucora tried to coerce the Ancora slate to consent to be named in the Company's proxy card without agreeing to the use of a universal proxy card

- It is clear that the Company did so to obtain an unfair advantage in the election campaign – forcing us to bring litigation to level the playing field on behalf of stockholders

- Blucora's recently amended Bylaws included onerous provisions requiring that:

  o Ancora update the Board for any change in information (e.g. a single immaterial stock trade) within two business days and if we failed to comply with this provision, the Company could invalidate Ancora's entire nomination

  o Nominees must respond to information requests within five business days, or the entire nomination could be invalidated
    - This led to the Company's advisors to send more than a dozen letters to our nominees with purported "information requests"

  o Ancora deliver confidential offering memorandums without appropriate non-disclosure agreement in place

It should be alarming to all stockholders and independent proxy advisory firms that the Board would rather waste resources to protect insular and unqualified directors, rather than meaningfully engage with Ancora to build the best Board for Blucora's stockholders



OUR SOLUTION: THE ANCORA SLATE

www.ABetterBlucora.com

WE HAVE NOMINATED A DIVERSE SLATE OF FINANCIAL SERVICES EXPERTS

Frederick D. DiSanto



- More than 30 years of experience in the financial planning and wealth management sectors

- Deep knowledge of the challenges and opportunities in the wealth advisory space

- Extensive public company board experience

- Sizable stockholder

We believe Mr. DiSanto's wealth management expertise would serve him well in setting and overseeing a prudent capital allocation approach to run Blucora like a real business

Cindy Schulze Flynn



- Approximately 20 years of experience at large banks and mortgage firms

- Extensive c-level background at publicly-traded financial services companies

- Strong financial industry marketing skills and knowledge

- A leader in financial sector employee engagement

We believe Ms. Flynn will help Blucora restore trust with its shareholders and employees given her deep experience in communications, marketing and employee engagement

Robert D. MacKinlay



- Approximately 20 years of experience providing tax and advisory services to clients

- Former National Managing Partner at Cohen & Company, a top tax and financial advisory firm with 600 professionals

- Strong business development record in the wealth management space during time at Cohen & Company

- Qualified financial expert and CPA

We believe Mr. MacKinlay would fill gaps in the boardroom with his robust experience as a corporate finance leader and consultant in the tax advisory industry

Kimberly Smith Spacek



- Approximately 20 years of financial services industry experience

- Strong background in client engagement, investor relations and institutional and retail marketing

- Valuable relationships with banks and capital providers who could help address Blucora's debt

- Strong experience on private organization boards of directors

We believe Ms. Spacek's extensive expertise and valuable relationships with prospective industry and financial partners would make her a valuable addition to the Board

OUR SLATE IS BRINGING THE RIGHT SKILLS FOR THIS PIVOTAL MOMENT IN TIME

In contrast to the incumbents, we believe our slate has the right expertise to fuel a turnaround

	Prior Tax Sector Experience	Prior Wealth Sector Experience	Financial Services Marketing Acumen	Prior Executive Experience	Prior Public Board Experience	Prior Transaction Experience	Strong Financing Relationships
Fredrick D. DiSanto	✔	✔	✔	✔	✔	✔	✔
Cindy Schulze Flynn	✔	✔	✔	✔	✖	✖	✖
Robert D. MacKinlay	✔	✔	✔	✔	✖	✔	✔
Kimberly Smith Spacek	✖	✔	✔	✔	✖	✖	✔
Steve Aldrich	✔	✖	✖	✔	✖	✖	✖
Georganne Proctor	✖	✖	✖	✔	✔	✔	✔
John MacIlWaine	✖	✖	✖	✔	✖	✖	✖
Mary Zappone	✖	✖	✖	✔	✖	✔	✖

DEBUNKING BLUCORA'S ATTEMPT TO MISCAST MR. DISANTO'S TRACK RECORD

The Company conveniently failed to include Mr. DiSanto's directorships at public companies that have outperformed during his tenure



Blucora's Cherry-Picked TSR



FACT: Mr. DiSanto's Board tenure TSR is up 21% vs. S&P 500

PVF Capital Corp, Lorain National Bank and Axia Net were conveniently excluded by Blucora

FACT: James Chadwick is not a director candidate in this election contest

FACT: Joe Boehm is not a director candidate in this election contest and does not even work at Ancora

Source: FactSet; Blucora letter to stockholders dated March 24, 2021.

57

FREDERICK D. DISANTO



Frederick D. DiSanto, an expert in the wealth management with strong experience serving on public company boards of directors

Mr. DiSanto has served as the Chairman and Chief Executive Officer of Ancora Holdings since January 2006 and December 2014, respectively. Mr. DiSanto also serves as the Chief Executive Officer and on the Board of Directors of Regional Brands Inc., a publicly-traded holding company focused on acquiring substantial ownership in regional companies with strong brand recognition, since November 2015. Prior to joining Ancora Holdings, Mr. DiSanto served as Executive Vice President and Manager of Fifth Third Bancorp, a diversified financial services company, and as the President and Chief Operating Officer of Maxus Investment Group, an investment management firm, which was later acquired by Fifth Third. Currently, Mr. DiSanto serves on the Board of Directors of Alithya Group inc., a strategy and digital transformation company, since November 2018 and The Eastern Company, a manager of industrial businesses that designs, manufactures and sells engineered solutions, since April 2016. Previously, Mr. DiSanto served on the Board of Directors of Edgewater Technology, Inc. (n/k/a Alithya Group inc.), from February 2017 until it was acquired by Alithya Group inc. in November 2018.

ENDORSEMENTS FOR MR. DISANTO

> " *I have a high regard for Fred DiSanto and his partners at Ancora, who have a proven track record of maximizing shareholder value and implementing best governance practices. Fred operates with the highest integrity, is a proven capital allocation expert and is someone who will truly roll up his sleeves to help turn around a struggling business. As someone who has represented our clients well, I am very confident that he would be a tremendous asset to any boardroom.* "

Mario Gabelli, Founder, Chairman, and CEO of
Gabelli Asset Management Company Investors

> " *As someone who has had the pleasure of serving on boards with Fred DiSanto over the years, I know firsthand what makes him such an effective director. Fred brings a valuable perspective with his decades of hands-on financial planning experience and approaches any problem with a constructive approach. I have found him to be direct, yet collegial, with a unique ability to drive necessary change. In my view, any company that operates in the financial planning or wealth management sector would be lucky to have him in the boardroom.* "

Robert King, former President and CEO of Fifth 3rd
Bank, Northeastern Ohio

> " *Fred's business acumen and financial experience make him an excellent candidate to provide the highest level of corporate governance. He is the first Board member I call when I have an issue.* "

Fernando Murias, Chairman and CEO of Digital Global
Systems, Inc.

> " *As a member of Edgewater's board prior to the acquisition, [Fred] was instrumental in structuring [...] and ensuring a smooth completion of the deal. He became a member of Alithya's board as part of the transaction and has actively participated in all our activities and board meetings.* "

Paul Raymond, President and CEO of Alithya

59

CINDY SCHULZE FLYNN



Cindy Schulze Flynn, a financial services industry executive with deep experience in the areas of corporate communications, marketing and employee engagement

She has been the Chief Marketing and Communications Officer of Union Home Mortgage, a privately held financial services firm, since May 2020, and has served as an Advisory Board member, since January 2020. Before that, Ms. Flynn served as the founder of Arrowhead Consulting, a strategic and tactical consulting firm, from January 2019 to December 2019. From 2009 to September 2018, Ms. Flynn served as the Executive Vice President, Chief Administrative & Marketing Officer of the New York Community Bancorp, Inc., a bank holding company. Prior to that, Ms. Flynn served as the Senior Vice President, Chief Marketing Officer at AmTrust Bank, a Cleveland based bank, the Executive Vice President, Brand Director at Citizen Financial Group, Inc., a retail bank holding company, the Senior Vice President, Chief Marketing Officer of Charter One Financial, Inc., a bank holding company, and held various senior positions at KeyCorp, a bank holding company.

ENDORSEMENTS FOR MS. FLYNN

> " *I have known Cindy for many years and over the past year have worked with her very closely at Union Home Mortgage. [Cindy is] highly analytical and inquisitive with a keen business mind... She will bring a great marketing and customer facing perspective to any organization.* "

Arthur F. Anton, Lead Independent Director of Olympic Steel, Inc. (NASDAQ: ZEUS), Director of Diebold Nixdorf, Inc (NYSE: DBD), and Chair of the Audit Committee and Director of The Sherwin-Williams Company (NYSE: SHW)

> " *[Cindy's] forward thinking around acquisitions, mergers and management changes have been vital to the organizations she has served... Her approach to relationship-building is some of the best I have seen in the industry.* "

Julie C. Tutkovics, Executive Vice President and Chief Marketing and Communications Officer of Huntington National Bank

> " *Cindy Flynn is a creative, insightful and detailed leader that would be a tremendous asset to any board... I highly value her insights on marketing, operations and staffing. Her thoughtful guidance has always translated into greater success.* "

David Gilbert, President and CEO of Destination Cleveland and Greater Cleveland Sports Commission

> " *[Cindy can] very effectively interface with all levels of management and staff and has a keen understanding of what creates a successful business. [She provides] consistent, sound judgment and recommendations with an energized and positive approach.* "

Robert P. Gillespie, Former EVP, HR Director at Ohio Savings and EVP Learning & Development at New York Community Bank

ROBERT D. MACKINLAY



Robert D. MacKinlay, a corporate finance leader and consultant with robust experience in the tax advisory industry

Mr. MacKinlay has served as the Executive Vice President and Chief Financial Officer of Gardiner Service Company, Inc., a leading HVAC & building services company, since November 2020. Prior to that, Mr. MacKinlay had an extensive career at Cohen & Company, an assurance, tax and advisory service to clients in the United States and throughout the world, where he most recently served as National Managing Partner, Private Companies, from September 2019 to September 2020; and President, Private Company Services, from September 2013 to August 2019.

ENDORSEMENTS FOR MR. MACKINLAY

> " *Rob has deep technical and pragmatic knowledge in financial and tax accounting... His leadership experience made him very skilled in risk management, strategy, and accountability, and he has the finesse required to balance short-term objectives with long-term stability and strength.* "

Randall S. Myeroff, CEO of Cohen & Company

> " *Rob has successfully led his companies through periods of significant organic growth and add-on acquisitions. He is an invaluable adviser for complex business issues including audits, key personnel retention, and strategic direction.* "

Hugh Slater, CEO of ECG Enterprises Inc.

> " *[Rob grew Cohen & Company's] Private Company Services Group to approximately 300 employees and $50 million in revenue. Rob also played an integral role as we participated in growing our sister company, SEQUOIA financial group, from $500 million to over $5 billion in assets.* "

Randall S. Myeroff, CEO of Cohen & Company

KIMBERLY SMITH SPACEK



Kimberly Smith Spacek, a financial services industry executive with deep experience in the areas of client engagement, investor relations and institutional and retail marketing

Ms. Spacek is currently a Partner and the Director of Marketing and Investor Relations at Owl Creek Asset Management, L.P., a global investment advisory firm, where she has held such positions since 2008 and 2005, respectively. Prior to her role at Owl Creek, Ms. Spacek was a partner at Davidson Kempner Capital Management LP, a global multi-strategy institutional alternative asset management firm, and previously served as an Assistant Vice President at ABN AMRO Bank N.V., a Netherlands-based bank offering products and services to retail, private and corporate clients.

ENDORSEMENTS FOR MS. SPACEK

> **Kim has been my Partner at Owl Creek for over a decade, expertly leading and managing our marketing and investor relations functions... Kim has proven her ability to prioritize and maximize shareholder value for investors.**

Reuben Kopel, Managing Director, Eden Global Partners

> **Kim understands what it means to represent any institution – public or private – as a board member, and consistently displays transparent communication and expert strategic planning. Any board would be lucky to have her.**

Krishna Veeraraghavan, Partner, Paul, Weiss, Rifkind, Wharton & Garrison LLP

> **Simply put, Kim is a decisive powerhouse when it comes to strategic planning and instilling investor confidence... There is not one test she has not passed, nor one investor she has not impressed with her unmatched financial expertise and fresh viewpoints on matters of ESG and DEI. In a crowded field of marketing and IR executives, Kim stands out as a maverick.**

Greg Moessing, Partner, Cambridge Associates

THE ANCORA SLATE'S VISION FOR A BETTER BLUCORA

www.ABetterBlucora.com

WHAT OUR SLATE STANDS FOR

The Ancora slate will bring a new mentality to the Board on Day 1 by encouraging collegial debate and thoughtful discussions about a new path forward. Our ideas include:

 **Focus Blucora's Attention and Resources on Avantax**

 **Create a Special Committee to Explore Alternatives for TaxAct**

 **Rebuild Credibility and Trust with Avantax Financial Professionals**

 **Establish a More Disciplined Capital Allocation Framework**

PRIORITY #1: REFOCUS RESOURCES ON AVANTAX

We believe the Board needs to consider steps that can lead to a stronger and more stable Avantax, including:

- Eliminating the widely unpopular $60 direct-to-fund fee imposed on financial professionals, even if it reduces near-term revenues flowing up to Avantax

- Eliminating the $7.50 "paper account" fee imposed on financial professionals, even if it reduces near-term revenues flowing up to Avantax

- Rolling back the ill-conceived initiative to transition end-client assets away from the direct-to-fund business and towards Avantax's separately managed account business

- Investing in qualified executive leaders who actually have practical wealth management and broker-dealer experience

- Investing in the type of micro-targeted marketing and business development initiatives that other wealth management companies fund for their affiliated professionals

- Investing in differentiating content – beyond the uninformative "Market Minute" features – that can support strong interactions with end-clients and prospects

PRIORITY #2: REBUILD CREDIBILITY AND TRUST WITH AVANTAX PROFESSIONALS

We believe the Board needs to immediately increase its efforts to stem attrition at Avantax, including by:

- Introducing a new incentive fee model that is more in line with growth-oriented wealth management companies, which are inherently more focused on expansion than nickel-and-diming affiliated professionals

- Explore a new retention compensation program to entice newly-acquired advisors to not leave as soon as their earn-outs conclude

- Consider adding a retired Avantax financial professional to the Board in years to come in order to ensure an effective understanding of the advisor perspective

- Appointing a division president with extensive experience operating and successfully growing wealth management businesses, including through asset gathering and client engagement

- Having Blucora executives and Board members take part in a "listening tour" intended to help the Company better understand the needs and pain points for Avantax financial professionals

- Enhancing communications and ongoing engagement with financial professionals through virtual town halls

PRIORITY #3: EXPLORE ALTERNATIVES FOR TAXACT

We would encourage the Board to establish a special committee to identify corporate efficiencies and explore alternatives for the TaxAct business:

- Form committee comprised of independent directors with relevant experience assessing transactions and working in the tax space

- Empower committee to retain independent financial and legal advisors to support a credible process

- Provide committee sufficient time to assess TaxAct's past performance and projections, run a market test and contemplate the value that could be created through strategic improvement and via sale

- Position committee to present findings and recommendations to the full Board, and make those ultimate findings public for stockholders to evaluate

- If TaxAct is retained for an extended period of time, evaluate new pricing model to encourage growth in users

PRIORITY #4: REFINE THE COMPANY'S CAPITAL ALLOCATION FRAMEWORK

We would encourage the Board to assess a new capital allocation framework that deprioritizes wasteful spending in favor of growth and debt reduction:

- Reallocate a significant portion of Blucora's nearly $180 million sales and marketing budget from TaxAct to Avantax, especially in light of the fact that last year's 24% increase in spending did not spur any meaningful bump in tax filings

- Cut the Company's $82 million in annual General and Administrative expenses by eliminating excessive executive travel stipends, divesting of corporate plane, cutting back on outside service fees and forgoing further corporate headquarter expenditures

- Reduce executive compensation and realign pay to reflect the Company's performance and peer set

- Reduce director fees and realign pay to reflect the Company's peer set

- Apply proceeds from TaxAct sale and use free cash flow to accelerate the pay down of hundreds of millions in net debt

THE TIME FOR CHANGE IS NOW



VOTE ON THE
WHITE PROXY CARD

www.ABetterBlucora.com



A BETTER
BLUCORA

THANK YOU

www.ABetterBlucora.com